                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Einstein/Noah Bagel Corp.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  282577-10-5
                                 (CUSIP Number)

                                Donald J. Bingle
                       Vice President and General Counsel
                              Boston Chicken, Inc.
                    14103 Denver West Parkway, P.O. Box 4086
                          Golden, Colorado  80401-4086
                                  303-278-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 26, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [   ].

The information required in the remainder of this cover page (the page numbered 2 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  282577-10-5            13D           Page   2  of  19   Pages
           -----------                                ---    ----



---------------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Boston Chicken, Inc.
       I.R.S. Identification No.: 36-3904053

---------------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                        (a) [  ]
                                                                                                        (b) [  ]

---------------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

         WC;00

---------------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [  ]


---------------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

---------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES                17,539,410*
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY               0
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING               17,539,410*
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                 0
---------------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,539,410*

---------------------------------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                          [  ]

---------------------------------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        54.2%

---------------------------------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

        CO
---------------------------------------------------------------------------------------------------------------------------------

                           *SEE ITEM 5 OF TEXT BELOW.

ITEM 1.      SECURITY AND ISSUER

    The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Einstein/Noah Bagel Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14123 Denver West Parkway, Golden, Colorado 80401.

ITEM 2.      IDENTITY AND BACKGROUND

    (a) - (c)        This Statement is being filed by Boston Chicken, Inc., a
Delaware corporation (the "Reporting Person"). The Reporting Person operates and franchises food service stores under the name "Boston Market". Its principal executive offices are located at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

    Appendix A attached to this Statement and incorporated by reference herein sets forth with respect to each executive officer and director of the Reporting Person and each person who may be deemed to control the Reporting Person (a "controlling person"), his or her: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

    (d) During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer, director, or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer, director or controlling person of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

    (f)      See Appendix A.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The Issuer commenced its business in March 1995 through the combination of three regional bagel retailers. In connection therewith, in March 1995, the Reporting Person agreed to make a senior secured convertible loan to the Issuer in the amount of $80.0 million. The loan was secured by substantially all the Issuer's and its subsidiaries' assets, and allowed the Issuer to draw on a line of credit through March 1998, in order to provide partial funding for store development and working capital. Under the loan agreement between the Reporting Person and the Issuer, the Reporting Person has been entitled to satisfy a portion of its funding obligations in cash or in shares of the Reporting Person's common stock. The Reporting Person agreed to a limited guarantee of the price of any shares of its common stock delivered to the Issuer in satisfaction of the Reporting Person's obligations under such loan agreement and thereafter sold by the Issuer.

    In February 1996, in connection with the acquisition by the Issuer of all the outstanding capital stock of Noah's New York Bagels, Inc., the Reporting Person increased the amount available under the loan from $80.0 million to $120.0 million. As of November 26, 1996, the Reporting Person had issued to the Issuer in satisfaction of a portion of its funding obligations under such loan, 2,701,615 shares of registered common stock of the Reporting Person. The remaining portion of the Reporting Person's funding obligations have been satisfied in cash obtained from the Reporting Person's working capital.

    On June 17, 1996, pursuant to the terms of the Amended and Restated Loan Agreement, dated May 17, 1996, between the Issuer and the Reporting Person (the "Amended and Restated Loan Agreement"), the Reporting Person converted $80.0 million outstanding under the loan into Common Stock at a conversion price of $6.38 per share, and converted the remaining $40.0 million outstanding under the loan into Common Stock at a conversion price of $14.42 per share. The Issuer issued an aggregate of 15,307,421 shares of Common Stock in the loan conversion. Of those shares, 510,246 were issued to BC Equity Funding, L.L.C., a Delaware limited liability company ("BCEF"), of which the Reporting Person is manager. The shares issued to BCEF were subsequently distributed to its members, and the Reporting Person disclaims any beneficial ownership of such shares. The remaining 14,797,175 shares were issued to the Reporting Person.

    On August 7, 1996, in connection with the closing of the Issuer's underwritten initial public offering of 3,105,000 shares of Common Stock and its non-underwritten concurrent public offering of 425,000 shares of Common Stock, the Reporting Person purchased 2,000,000 shares of Common Stock from the Issuer pursuant to a Concurrent Private Placement Agreement dated August 1, 1996 between the Issuer and the Reporting Person (the "Concurrent Private Placement Agreement"). The purchase price for such shares was $15.81 per share, the price paid by the public in the underwritten public offering, net of underwriting discount, and was paid in cash obtained from the Reporting Person's working capital. The Concurrent Private Placement Agreement included customary terms and provisions, representations and warranties and indemnification obligations.

    On December 3, 1996, in connection with the closing of an underwritten public offering by the Issuer of 2,500,000 shares of Common Stock, the Reporting Person purchased 500,000 shares of Common Stock from the Issuer (the "Reported Acquisition") pursuant to the terms of a Concurrent Offering Purchase Agreement dated November 26, 1996 between the Issuer and the Reporting Person (the "Concurrent Offering Purchase Agreement"). The purchase price for such shares was $28.575 per share, the price paid by the public in the underwritten public offering, net of underwriting discount, and was paid in cash obtained from the Reporting Person's working capital. The Concurrent Offering Purchase Agreement includes customary terms, representations, warranties and other provisions.

ITEM 4.      PURPOSE OF TRANSACTION

    The purpose of the Reported Acquisition was to permit the Reporting Person to continue to maintain a meaningful percentage interest in the equity of the Issuer and to help assure that the Reporting Person's ownership of the Issuer's Common Stock remains in excess of 50 percent of the total outstanding shares of Common Stock of the Issuer. Such ownership is intended to permit the Issuer to control the affairs and policies of the Issuer, elect the Issuer's board of directors, approve or disapprove any matter submitted to a vote of the stockholders of the Issuer, including certain fundamental corporate transactions requiring stockholder approval, and consolidate for financial reporting purposes the Issuer's financial results with those of the Issuer.

    The Reporting Person may make additional purchases of Common Stock or other securities of the Issuer in order to maintain majority ownership and/or voting control of the Issuer or for other purposes. The Concurrent Private Placement Agreement permits the Reporting Person to maintain ownership of shares of Common Stock having up to 52% of the voting power of all the outstanding shares of capital stock of the Issuer having the power generally to vote in the election of directors pursuant to an option (the "BCI Option") to purchase newly issued shares of Common Stock for cash or registered shares of the Reporting Person's common stock at a per share exercise price equal to the (i) weighted average price per share at which the Common Stock was issued or sold in a transaction pursuant to which the BCI Option becomes exercisable, in the case of a transaction in which such price per share is readily ascertainable, or (ii) in all other cases, the average of the closing sale prices for the Common Stock on the Nasdaq National Market (or such other principal exchange or market on which the Common Stock may then be trading) for the five trading days ending on the fifth trading day prior to the date of the transaction pursuant to which the BCI Option becomes exercisable, but subject in each case to adjustments for issuance of shares of Common Stock in connection with recapitalizations, dividends, stock splits, consolidations of shares, and other diluting events. In the event payment is made in registered shares of the Reporting Person's common stock, the Reporting Person will guarantee the price at which those shares can be sold at the market within a limited time period. The BCI Option will terminate if (i) the Reporting Person sells or transfers shares of Common Stock and as a result owns less than a majority of the then outstanding shares of the Issuer's voting stock or (ii) the percentage of outstanding shares of voting stock of the Issuer owned by the Reporting Person, calculated as described below, is reduced below 50% other than as a result of the Reporting Person's voluntary sale or transfer of shares of Common Stock and the Reporting Person fails to acquire a sufficient number of shares of Common Stock so that it owns at least a majority of the then outstanding shares of voting stock of the Issuer by July 31 of the calendar year next following the calendar year in which such reduction occurs. In addition, the percentage ownership level of 52% is subject to reduction to the extent voluntary sales or transfers by the Reporting Person reduce its ownership of the outstanding shares of voting stock of the Issuer to less than 52% but do not otherwise result in termination of the BCI Option. In determining the percentage ownership of voting stock of the Issuer owned by the Reporting Person for purposes of the BCI Option, the Concurrent Private Placement Agreement excludes
(i) 701,177 shares of Common Stock subject to options granted by the Reporting Person (described under Item 6), (ii) any shares of Common Stock held by officers, directors, or employees of the Reporting Person, and (iii) any shares of Common Stock held by any person or entity that would not be counted under generally accepted accounting principles in determining whether the Reporting Person owns a majority of the voting stock for consolidated financial statement reporting purposes. As so calculated, the Reporting Person as of December 3, 1996 owns approximately 51.6% of the voting stock of the Issuer and, accordingly, has the right to purchase as of such date 242,235 additional shares of Common Stock to maintain its ownership of voting stock of the Issuer at 52%.

    In determining whether to acquire additional Common Stock, whether pursuant to the BCI Option or otherwise, the Reporting Person will consider various relevant factors, including, but not limited to, its evaluation of the Issuer's business prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person, and general market and economic conditions. Purchases may be made pursuant to the BCI Option, on the open market or directly from the Issuer in negotiated transactions. In addition, the Reporting Person may from time to time enter into other arrangements with other holders of Common Stock for purposes of maintaining voting control of the Issuer, including voting agreements or proxies with respect to Common Stock of the Issuer.

    Except as set forth in this Item 4, neither the Reporting Person nor (to the Reporting Person's knowledge) any of the executive officers, directors or controlling persons of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person has been informed by the Issuer that there were 32,138,982 issued and outstanding shares of Common Stock as of December 3, 1996. The Reporting Person is the beneficial owner as of December 3, 1996 of 17,539,410 shares of Common Stock, which represents approximately 54.2% of the issued and outstanding shares of Common Stock (including for this purpose shares of Common Stock for which the BCI Option is exercisable as of December 3, 1996). The beneficial ownership of the Common Stock as of December 3,
1996 of each director, executive officer and controlling person of the Reporting Person is set forth below:

DIRECTORS OF THE                                        COMMON STOCK                               PERCENT
THE REPORTING PERSON                                   OF THE ISSUER                              OF CLASS
Scott A. Beck1                                             131,651 2, 3                               *
Dean L. Buntrock                                           100,712 4                                  *
Mark R. Goldston1                                          149,447 5                                  *
Arnold C. Greenberg                                         12,500                                    *
J. Bruce Harreld                                             2,500                                    *
M. Howard Jacobson                                           1,000 6                                  *
Saad J. Nadhir                                               7,386 2                                  *
Peer Pedersen                                              126,239                                    *
Mark W. Stephens                                           105,639                                    *
Laurence M. Zwain                                            7,381                                    *

EXECUTIVE OFFICERS OF                                   COMMON STOCK                              PERCENT
THE REPORTING PERSON                                   OF THE ISSUER                             OF CLASS

Donald J. Bingle                                             3,520                                    *
Mark A. Link                                                 4,010                                    *
John Todd                                                    2,500                                    *

DIRECTORS AND EXECUTIVE                                 COMMON STOCK                              PERCENT
OFFICERS AS A GROUP                                    OF THE ISSUER                             OF CLASS
All directors and executive
officers as a group (13 persons)                           654,485                                  2.0%

1     Also a member of the board of directors of the Issuer.
2 Excludes the aggregate number of shares of Common Stock beneficially owned by the Reporting Person that may be deemed to be beneficially owned by such person because such person may be deemed to be a controlling person of the Reporting Person. Such person disclaims beneficial ownership of such shares.
3 Includes 17,948 shares of Common Stock held by a limited partnership, of which Mr. Beck is the general partner.
4 Includes 56,250 shares of Common Stock that are beneficially owned by a limited liability company, of which Mr. Buntrock is the manager.
5 Includes 117,189 shares of Common Stock that are also shown elsewhere in this Statement as beneficially owned by the Reporting Person. See
      Item 5(b)(i) below.
6 Includes 500 shares of Common Stock held by Mr. Jacobson's spouse and excludes 1,500 shares of Common Stock owned by his children. Mr. Jacobson disclaims beneficial ownership of such shares.
*     Less than one percent

      The Common Stock beneficially owned by the Reporting Person includes 242,235 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of December 3, 1996 through the exercise of the BCI Option. To the knowledge of the Reporting Person, the

Common Stock owned by all executive officers, directors and controlling persons of the Reporting Person include 284,014 shares of Common Stock that such persons have the right to acquire within 60 days of December 3, 1996 through the exercise of warrants or stock options as follows: Scott A. Beck -- 55,432; Dean
L. Buntrock -- 56,250; Mark R. Goldston -- 117,189; Peer Pedersen -- 47,813; Mark W. Stephens -- 1,529; Mark A. Link -- 1,020; and Laurence M. Zwain -- 4,781.

      (b) The Reporting Person and, to the knowledge of the Reporting Person, each of its executive officers, directors and controlling persons referred to in paragraph (a) above has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock beneficially owned by such person except as follows:

            (i) The Reporting Person has granted options to purchase 701,177 shares of Common Stock to certain individuals (as described under Item 6), of which options held by Mark R. Goldston to purchase 117,189 shares of Common Stock are exercisable within 60 days of December 3, 1996.

            (ii) 27,716 shares of Common Stock beneficially owned by Scott A. Beck, 28,125 shares of Common Stock beneficially owned by Dean L. Buntrock, 23,906 shares of Common Stock beneficially owned by Peer Pedersen, and 2,390 shares of Common Stock beneficially owned by Laurence
      M. Zwain represent each such person's equity interest in shares subject to outstanding warrants (the "Bagel Funding Warrants") of the Issuer that are currently held by Bagel Store Development Funding, L.L.C. ("Bagel Funding"), of which each such person is a member. The manager of Bagel Funding is the Issuer. Bagel Funding is required to distribute the Bagel Funding Warrants to its members on the later of (i) six months after the date of the closing of an underwritten initial public offering of the Issuer or (ii) four months after all committed capital has been contributed to Bagel Funding, but in no event later than the date that is six months prior to the expiration date of the Bagel Funding Warrants.
      The Bagel Funding Warrants expire on December 29, 2000.

      (c) During the past 60 days, the Reporting Person effected only the transactions described in Item 3 with respect to the Common Stock. To the knowledge of the Reporting Person, the following are the only transactions in the Common Stock effected by an executive officer, director or controlling person of the Reporting Person in the past 60 days:

NAME                        DATE             AMOUNT             PRICE                     TRANSFER TYPE
Dean L. Buntrock        11/27/96             42,462         not applicable        Distribution from partnership
Peer Pedersen           11/27/96             76,426         not applicable        Distribution from partnership

      (d)         Not applicable.

      (e)         Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Concurrent Private Placement Agreement described in Item 3 prohibits the Issuer from taking certain actions without the consent of the Reporting Person as long as the BCI

Option has not been terminated, including altering any rights attaching to the Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities in either case other than Common Stock, distributing assets or securities of the Issuer having a fair market value in excess of 10% of the Issuer's consolidated gross assets or consolidated gross revenues measured as of the immediately preceding fiscal year end, and filing a petition in bankruptcy.

      In connection with the Concurrent Private Placement Agreement, the Issuer entered into a registration agreement with the Reporting Person (the "Boston Chicken Registration Agreement"), pursuant to which the Issuer granted to the Reporting Person five demand and unlimited piggyback registration rights under the Securities Act with respect to the shares of Common Stock purchased by the Reporting Person in the Concurrent Private Placement or otherwise owned by it, including shares of Common Stock subject to the BCI Option ("Registrable Securities"), for which the Issuer will bear substantially all of the expenses in connection with such registrations (other than underwriting discounts or commissions). The Reporting Person's demand registration rights under the Boston Chicken Registration Agreement became exercisable on September 27, 1996. In addition, the Issuer has agreed in connection with the Reporting Person's first demand registration, to waive the requirement of the Stockholder Registration Agreement, if it is still applicable, that the holders of the Registrable Securities agree not to sell up to 30% of such Registrable Securities for certain periods and the Reporting Person has agreed to consent to such waiver. The Concurrent Offering Purchase Agreement provides that the shares of Common Stock purchased by the Reporting Person pursuant thereto constitute Registrable Securities under the Boston Chicken Registration Agreement.

      The Reporting Person has agreed not to sell shares of Common Stock purchased in the Reported Acquisition or otherwise owned by it for a period of at least 180 days after November 26, 1996, subject to certain exceptions, without the consent of Merrill Lynch & Co. ("Merrill Lynch"). The Reporting Person also agreed not to sell shares of Common Stock purchased pursuant to the Concurrent Private Placement Agreement prior to August 1, 1997, without the consent of Merrill Lynch. The directors, executive officers and controlling persons of the Reporting Person have also agreed to contractual lockup provisions restricting their sale of certain shares of Common Stock owned by them for varying periods, without the consent of Merrill Lynch. The lock-up period with respect to 301,456 shares of Common Stock held by such persons ends on January 28, 1997, the lock-up period with respect to 32,362 shares of Common Stock held by such persons ends on August 1, 1997, and the lock-up period with respect to 107,670 shares of Common Stock held by such persons ends on August 1, 1998.

      The Reporting Person has entered into option agreements with each of Mark
R. Goldston, Saad J. Nadhir, Mark W. Stephens, John Todd, Anthony Wedo and Laurence M. Zwain permitting each such person to purchase shares of Common Stock from the Reporting Person at an exercise price (after adjustment in certain cases for a stock split) of $6.38 per share. Except in the case of the option granted to Mr. Goldston, each option becomes exercisable with respect to 10% of the total number of shares subject to the option on the first anniversary of the date of the grant of the option, an additional 20% on the second anniversary of the date of the grant of the option, an additional 30% on the third anniversary of the date of the grant of the option, and the balance on the fourth anniversary of the date of the grant of the option. The option granted to Mr. Goldston became exercisable with respect to 34% of the total number of shares of Common Stock subject to the option on the date of the grant of the option, an additional 33% will become exercisable on the first anniversary of the date of the grant of the option and the balance will become exercisable on the second anniversary of the date of the grant of the option. The number of shares of Common Stock beneficially owned by the Reporting Person that are subject to such options is as follows: Mark R. Goldston, 344,673 shares; Saad J. Nadhir, 156,740 shares; Mark W. Stephens, 78,336 shares; John Todd, 19,593 shares; Anthony Wedo, 39,618 shares; and Laurence M. Zwain, 62,667 shares.

      In connection with the formation of the Company, the Issuer granted options to purchase an aggregate of 224,300 shares of Common Stock to certain officers and employees of the Reporting Person at an exercise price of $5.88 per share, including options granted to executive officers of the Reporting Person as follows: Mark W. Stephens, Vice Chairman of the Board and Chief Financial Officer, 15,294 shares; Donald J. Bingle, Vice President, General Counsel and Secretary, 10,195 shares; and Mark A. Link, Vice President - Financial Reporting, 10,195 shares.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         BOSTON CHICKEN, INC.


                                         By: /s/ Donald J. Bingle
                                             --------------------
                                             Vice President

                                   APPENDIX A

      The following individuals are executive officers or directors of Boston Chicken. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

                          TITLE AT
NAME                      REPORTING PERSON
Scott A. Beck             Co-Chairman of the Board, Chief Executive Officer, and
                          Director

Saad J. Nadhir            Co-Chairman of the Board, President, and Director

Mark W. Stephens          Vice Chairman of the Board, Chief Financial Officer,
                          and Director

Laurence M. Zwain         Vice Chairman of the Board, President and Chief
                          Executive Officer of Boston Market, and Director

Mark R. Goldston          Vice Chairman of the Board and Director

Donald J. Bingle          Vice President, Secretary, and General Counsel

Mark A. Link              Vice President-Financial Reporting

John Todd                 Chief Financial Officer of Boston Market

DEAN L. BUNTROCK        DIRECTOR

Mr. Buntrock is the Chairman of the Board and Chief Executive Officer of WMX Technologies, Inc. ("WMX"), a Delaware corporation. Mr. Buntrock is also Chairman of Waste Management International plc, a subsidiary of WMX. He is also a director of Wheelabrator Technologies Inc., a subsidiary of WMX, First Chicago/NBD Corporation, and The First National Bank of Chicago. Mr. Buntrock's business address is 3003 Butterfield Road, Oak Brook, Illinois 60521.

ARNOLD C. GREENBERG     DIRECTOR

Mr. Greenberg is an attorney and self-employed private investor. He formerly served as the Chairman of the Board of Directors and Chief Executive Officer of Coleco Industries, Inc.

J. BRUCE HARRELD        DIRECTOR

Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.

M HOWARD JACOBSON       DIRECTOR
Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Bank. Mr. Jacobson also serves as a director of Allmerica Property and Casualty Companies, Inc., ImmuLogic Pharmaceutical Corporation, and Wyman-Gordon Company.

PEER PEDERSEN           DIRECTOR

Mr. Pedersen is Chairman of the Board of Pedersen & Houpt, P.C., a Chicago, Illinois law firm. Mr. Pedersen also serves as a director of WMX, Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.

                                 EXHIBIT INDEX

NUMBER                            DESCRIPTION*
1.       Amended and Restated Loan Agreement, dated May 17, 1996, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1(a) to the Issuer's
         Registration Statement of Form S-1 (Registration No. 333-04725)).

2.       First Amendment to the Loan Agreement dated July 19, 1996 (incorporated by reference to Exhibit 10.1(b) to the Issuer's Registration Statement on Form S-1
         (Registration No. 333-04725)).

3.       Second Amendment to the Loan Agreement dated September 16, 1996 (incorporated by reference to Exhibit 10.1(c) to the Issuer's Registration Statement on Form S-1
         (Registration No. 333-12395)).

4.       Concurrent Private Placement Agreement, dated August 1, 1996 between the
         Reporting Person and the Issuer  (incorporated by reference to Exhibit 10.3 to the
         Reporting Person's Quarterly Report on Form 10-Q for the quarter ended July 14, 1996).

5.       Concurrent Offering Purchase Agreement, dated November 26, 1996 between the
         Reporting Person and the Issuer (incorporated by reference to Exhibit 4.7 to the
         Issuer's Registration Statement on Form S-1 (Registration No. 333-15915).

6.       Registration Agreement, dated August 1, 1996 between the Reporting Person and the
         Issuer (incorporated by reference to Exhibit 10.3 to the Reporting Person's Quarterly
         Report on Form 10-Q for the quarter ended July 14, 1996).

7.       Option Agreement between the Company and Mark W. Stephens dated as of April 23, 1996
         (incorporated by reference to Exhibit 10.4 to the Reporting Person's Quarterly Report on
         Form 10-Q for the quarter ended July 14, 1996).

8.       Option Agreement between the Company and Laurence M. Zwain dated as of April 23, 1996
         (incorporated by reference to Exhibit 10.5 to the Reporting Person's Quarterly Report on
         Form 10-Q for the quarter ended July 14, 1996).

9.       Option Agreement between the Company and Mark R. Goldston dated as of April 23, 1996
         (incorporated by reference to Exhibit 10.6 to the Reporting Person's Quarterly Report on
         Form 10-Q for the quarter ended July 14, 1996).

10.      Option Agreement between the Company and Saad J. Nadhir dated as of July 25, 1996
         (incorporated by reference to Exhibit 10.7 to the Reporting Person's Quarterly Report on
         Form 10-Q for the quarter ended October 6, 1996).

11.      Option Agreement between the Company and John Todd dated as of July 29, 1996
         (incorporated by reference to Exhibit 10.8 to the Reporting Person's Quarterly Report on
         Form 10-Q for the quarter ended October 6, 1996).

12.      Option Agreement between the Company and Anthony Wedo dated as of April 23, 1996.
-------------------

* For all documents incorporated by reference that have been filed by the Issuer, the Issuer's file number under the Securities Exchange Act of 1934 is 0-21097.